Invest in hobbyDB

Entertainment Retail Technology Ecommerce Marketplace

Finally, a marketplace for the $450B fan merch market

HOBBYDB.COM BOULDER


hobbydb
Hard Rock
CAFE
OSLO



As a team we have a vision of creating a free resource which documents everything collectible, from the most popular to the truly obscure. It doesn't matter if you're a museum curator or a first-time collector, hobbyDB puts the power of data in your hands.

Christian Braun Collector of Collectors & CEO @ hobbyDB

Why you may want to invest in us...

1. We're poised to conquer an underserved, $450 billion market comprised of 75 million collectors.
2. CEO ran the world's largest set of collector forums and founded the biggest eBay business in Europe with $40M GMV.
3. $4 million in capital raised previously, from famous Producer Adam Goldberg, Techstars and 39 Angel Investors.
4. User collections total 33 million items worth $662 million - all ready to be sold on our marketplace eventually.
5. User wish lists house 8 million items worth $565 million - just waiting to be snapped up the minute they come up for sale on hobbyDB.
6. Funko, our first collectible segment, is now profitable for us, representing an annual contribution of $220,000 and growing.
7. Our marketplace offers over 166,000 vendor SKUs for sale.
8. We've already partnered with big names in the collectibles industry including Funko, Hard Rock Cafe, Mego, and Topps.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Christian Braun

Collector of Collectors & CEO

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain & Company and GE Capital.



Alexandra Lindsay

Connector of Collectors & Marketing

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



Andrew Adamides

Crafter for Collectors & Product

Certified Scrum Product Owner, 15 years entertainment and pop culture industry experience with companies including the BBC & Fox.



David Parker

Crafter for Collectors - Development

17 years Software Engineering experience, Software Engineer and Consultant for the United States Air Force.

Why people love us



When you own an 80's toy collection that could fill the trailers of 10 life-size Optimus Primes, you start to get a little hazy on what items you have and what you still need. I love the hobbyDB concept because it's perfect for helping me keep track by documenting my collection!

Adam Goldberg

Creator & Producer of The Goldbergs



I've been designing Hot Wheels since 1969 and I love how hobbyDB is set up to document everything about the subject, from the cars to the designers that made them!

Larry Wood

Designer of Hot Wheels



The goal of the American Shelby Collection is to collect everything to do with the Shelby brand and cars. hobbyDB will help us fill in the gaps and, eventually, you'll be able to see our complete 40,000-item collection on there. That's great as we never have space to display all of it in the real world.

Steve Volk

Director, American Shelby Collection



We work on so many projects with so many artists, we would never have the time to maintain our own archive and now we don't need to because it's all on hobbyDB!

Frank Kozik

Chief Creative Officer at Kidrobot LLC

See more on Buzz

Some of our investors

WE'VE RAISED $4,726,597 FROM 284+ INVESTORS SINCE OUR FOUNDING



Heinz Reschke
Ex CEO of SOFTPRO Gmbh, Germany. Company sold in 2015.



Anita Smith
ANITA SMITH... COLLECTOR OF REDLINES



Denise Black
Collector, superhero geek, Vancouver Canucks superfan.



Michael A Stine
Private collector of Funko, Halo figures and figurines, comics and such.



Martin David Ruelas
Former enlisted Marine with my Masters in IT. Love to collect collectibles.



James S COWEN
Co-founder Automodello of limited edition hand-built 1:24, 1:43, 1:12 models. Founder Aqubanc helping nonprofits operations exclusively.



Michael Horn
Mike is a 25+ year veteran of pop culture fan engagement, primarily as a producer of officially licensed merchandise in many categories.



Michael Yiangou
Martial artist, nerd, collector, aspiring investor, operations manager, karate coach, music lover



Pinjim Haron
Business man

along with 275 other investors

Downloads

hobbyDB CF Deck January 2020 .pdf

Collecting connects us to who we are.

Whether it's baseball cards, action figures, stamps, teddy bears, records, coins or mid-century furniture, every year seventy-five million people enjoy collecting something. It's a way to escape the cares of the world for a while - a relaxing retreat to a happier place where we can surround ourselves with the things we love the most.

But collecting can be hard work!

With information scattered all over the Internet and no one central marketplace, fans can spend hours determining what they want, tracking what they have and working out the best ways to move on items they no longer need. All of which cuts down on time spent enjoying their stuff! What's missing is one central place where they can research, value, track, buy AND sell!

That's why we built hobbyDB


Explore
Track
Collect
hobbydb

Get to know the solution for the $450 billion collectible and licensed goods market.

It's larger than every marketplace that you know of. Almost 3x that of Etsy.

	Etsy	hobbydb
Market Cap	$7.2 Billion	TBD
Industry Size	$155 Billion	$450 Billion
Industry Won	Craft market	Collectible / Merchandising

And collectors are loving it!

At first, we focused on building the database. Over the past year it's grown to cover a huge 500,000 collectibles and their related subjects plus 4 million price points. We now also provide data and archives for leading collectible companies like Funko, Hard Rock Cafe and Topps.

Our next goal was building out our user base. Since launching in 2014, hobbyDB has become home to over 750,000 collectors. Over the last 12 months we've seen 34% growth in our users' collections and a 94% increase in our user base. Even better, their combined collections have a total value of $662 million!


750,000 registered users
(doubled in 2019)
Market
Collection
Management
Price Guide
Database
4,500 Sellers offering 166,000 vendor SKUs
33m collectibles in collections worth
$662m & 8m wish list items worth $565m
3.84m price points
Brands and Licensors are particularly interested
in trends these price points reveal
511k database entries
Sales
Eventual
Inventory
Collectibles get
sold in average
every 7 years
The Lure

hobbyDB was / is built like a pyramid from its Database foundation up

And now it's time to monetize! Our marketplace SKUs have reached 166,000 and with the recent launch of our beta Shopify App integration, our inventory levels are continuing to soar!

In fact, Funko, our first collectible segment, is now profitable for us, representing an annual contribution of $220,000 and growing. That is $11 per Funko database entry. If we can replicate this process with no other improvements and no new data for the other existing database entries, hobbyDB will earn a net contribution of $4.6m per year (more than $3m in profits).

Monthly P&L for Funko

Income	
Transaction & Affiliate Fees	$12,000
Advertising	$12,700
Data Sale	$6,000
	$30,700
Variable Costs	
Finance Fees	$2,900
Customer Service	$2,800
Data	$6,400
	$12,100
Monthly Contribution	$18,600

1. This represents contribution of $11 per Funko related database entry per year (we have approx. 20,000 of them)
2. Replicating this for our other existing database entries hobbyDB would earn a contribution of $5.6m, representing EBITDA of $4.6m after our current fixed costs

Learn more about what we do -

Escape into a world of whatever makes you happiest!

Built and maintained by the most awesome community of super-fans, geeks and collectors on the internet, hobbyDB's massive database of collectible products is at the heart of everything we do!


hobbydb.com
Google
Database | Marketplace | Help | Sell
Hard Rock Harley "Motorcycle series" -BCN
Go
Filters
Has Item On Sale
In My Collection
Added by
Filter
Clear All
Types
Pins & Badges
Charity for Tomek, Harley Liberator
Motorcycle - Green & Yellow Harley
Motorcycle - Red & Blue Harley

Organize your collection, exactly the way you want it.

With hobbyDB's advanced collection management tools, you'll always have a detailed record of the items you own, accessible with just a few clicks!


hobbydb.com
Google
All My Items
Actions

And with the Wishlist, you will never again miss an item that you need and that came up for sale.

Know exactly how much your collection is worth!

Price Tracker - Using the hobbyDB price tracker, keep tabs on the value of your collection!


hobbydb.com
Google
hobbyDB
Database | Marketplace | Help | Sell
Search Database...
Go
Batman (Emerald Chrome) [Spring Convention]
Price Guide
Recent eBay Sales

Show your collection to the world.

Curate and display your collection the way you like to.


hobbydb.com
Google
hobbyDB
Database | Marketplace | Help | Sell
MarshallFogel
Contact
Collectibles
Database Items
ABOUT
For the Love of (Collecting) the Game
SHARE
BADGES
CONTRIBUTOR
MEMBER SINCE: MAY 31, 2019
Collection
Wish List
MarshallFogel's Collection
Featured
Honus Wagner
1952 Topps Mickey Mantle (Type 1)
Mickey Mantle - 1951 Bowman No. 253

Buy & Sell with confidence!

The Marketplace.

Harness the power of the database to find the exact item you're looking to add to your collection or sell off to a new home.

The heroes behind the hobbyDB magic


hobbydb
Curation Nation

The guardians of the collectible galaxy! These fearless souls make up a dedicated task force with special powers that help keep hobbyDB data as accurate and organized as possible.

Join the ultimate crew of collectible influencers!

As hobbyDB grows, so does our power! We're already teaming up with top brands to give input on what products our users want to see next and to bring the exciting exclusives to our communities! If you're with us, that means you get to help steer and wield our influence too!

Things we've already created -


HOT WHEELS
Limited Edition
Topps Garbage Pail Kids
6 Card Set
Hot Wheels
Casting &
Price Guide
Limited Edition
1:18 Scale Model
commemorating the
first Shelby Cobra

And we can come to you!

White Label Databases/Marketplaces


hobbydb.com
Google
THE LOYAL SUBJECTS
DATABASE
MARKETPLACE
HELP
SELL
ACTION VINYLS
Filters
Has Item On Sale
Added by
Types

Already have a favorite spot on the web but feel it would benefit from the hobbyDB touch? Perhaps a database just of the items your site is about? A similarly-themed exclusive marketplace? Well, we can now power the hobbyDB experience on any website, blog or forum so site owners can offer their communities access to all of the great hobbyDB features, but in an environment which looks and feels like their own site. AND the site owner can generate additional income from revenue share in the form of a percentage of marketplace transaction revenue. Perfect for plowing back into site hosting fees or using it to buy more stuff. And so much easier than having to worry about ads on your site.

Our Aspirations -

Power a database with every collectible ever made (Eventually!)

Geeks Unite! Built and maintained by the most awesome community of super-fans and collectors around, our goal is to add 1 Billion collectibles to the database by 2025 (and 100 billion by 2050).

Become the Ultimate Collectible Influencers

With more than 750,000 users and growing, we're uniting to create a powerful sphere of influence. We've already partnered with big names in the collectibles industry -- Funko, Mego, and Topps -- and with the power of our user network, we'll continue to offer valuable input on what true fans want to see created next.

The hobbyDB Family of Brands

Learn more about the hobbyDB family of brands

Create the largest and most accurate collectible price guide

With more than four million price points added to the database already, we're well on our way to becoming the ultimate price guide for collectibles.

Be THE place for every collector to host their collection and wish list (and eventually sell them)

We've already got 30M collectibles in Collections worth $610M, and 8M items in Wish Lists worth $518M across our family of brands. And all of these are items are here to be sold at some point in the future.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Built by collectors for collectors (and now owned by collectors), hobbyDB is the ultimate home for collectors and fans worldwide. With a powerful and detailed database of collectibles, you can explore any fandom, track your collection, and use our secure marketplace to safely buy and sell.

Where will your company be in 5 years?

With more than 100 million items in the database and 20 million price points in our price guide we'll be the Wikipedia of collecting. The default place everyone goes for information on collectibles and fandoms - and the most trusted collectors' marketplace for 10 million users. With our user base growing fast and $662 million worth of items in their collections already, we're well on our way.

Why did you choose this idea?

As a team we have a vision of creating a free resource which documents everything collectible, from the most popular to the truly obscure. It doesn't matter if you're a museum curator or a first-time collector, hobbyDB puts the power of data in your hands.

Can I make money from this?

That's one of our goals! Instead of asking for donations or participating in a Kickstarter, we want you to actually be able to own a part of hobbyDB, Pop Price Guide, and The Toy Peddler. When you invest in us, you are buying actual shares of the company. As we move forward, the overall goal is to become the epi-centre of the collectible world and when possible, pay dividends to our shareholders, pro-rata to your ownership percentage of the company. Also, there is always the opportunity of acquisition, where you would receive pro-rata payment of the sales price.

Do you offer perks?

Do you offer perks?

Absolutely! As a hobbyDB shareholder, you get the following -

1. Advance notice of upcoming Exclusives on hobbyDB and our other brand sites - something we'll be doing more of in the future!

2. Be first in line for tickets to an upcoming Pop Culture Hall of Fame and Model Car Hall Of Fame event - and for the Exclusive promo items!

3. Be part of the expert groups we'll be forming as advice-givers for brands who approach us about what collectors want them to make!

4. Get exclusive first-look access to new hobbyDB features and designs as part of our feedback focus groups!

5. Exclusive first-chance invites to other collector events including meet-and-greets with top designers, manufacturers and legends of the collectible industries!

What would you do with the money you raise?

Build an app - everything you love about hobbyDB, beautifully packaged into an app. Making a site usable on a mobile device is one thing, but packaging the power of hobbyDB in a beautifully designed, easy-to-navigate application for on-the-go access is something else entirely. We want to build that "something else entirely".

Add more data - hobbyDB has received more than 1 million data donations and counting! We plan to scale our data team and data import technology in order to help add this data as quickly as possible, without sacrificing its accuracy (more on this on https://blog.hobbydb.com/2016/10/24/hobbydb-1-million-data-donations-and-counting).

Hire more developers and UX designers so we can finish important features on our roadmap faster, here is a list of these https://help.hobbydb.com/support/solutions/articles/36000035420-new-features-to-come-

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Pop culture is exploding! With more media streams and more collectors collecting more stuff than ever before, the number of people who need to research, track collections, buy & sell collectibles is soaring! Plus the web is now perfect for sharing information faster and more cheaply than in past - but the downside is that 1,000s of collectible sites disappear every year. And unlike a book, that means their info can be lost forever making a central info repository a desperately-needed necessity!

How will you make money?

We make money in four ways - marketplace transaction income, affiliate revenue, collectible insurance packages, and market insights for brands.

What do you understand that your competitors don't?

As collectors ourselves, we understand what fellow collectors want and need to see in an all-in-one collectible resource. We've built hobbyDB in a way that caters to all collector types -- specialist collectors (say people who only collect Funko), more type-oriented collectors (someone who collects Action Figures, Comics, and Shot Glasses), and theme collectors (such as James Bond or objects about Boston). So no matter what you collect, hobbyDB can be your home.

What is your proudest accomplishment?

With the help of our Advisory Council, we've cracked the code to enable the ability to document any type of collectible ever made. Built from the ground up, our flexible database structure and taxonomy make it so Hot Wheels, Barbie, Decoys, Shot Glasses, and Pop!s can all live together in harmony on a single database. With powerful filters and search tools, you can dive into your specific fandom, or just browse everything that the database has to offer.

Now we have more than 500,000 items in the database that cover more than 150 item types including action figures, corkscrews, enamel pins, video games, and challenge coins (just to name a few).

How far along are you? What's your biggest obstacle?

Previously, our biggest obstacle was finding a way to document the enormous variety of collectible types in one database, satisfy expert collectors and be accessible to new users. Now we've achieved this, our biggest obstacle is getting huge amounts of new data into the database as quickly and efficiently as possible.

Who are your competitors? Who is the biggest threat?

To help with research, collectors can use Wikipedia or Google. However, the devil is in the details, and where Wikipedia has one page on a brand, we can have thousands of collectibles. Take for example our 75,000 Hard Rock Cafe pins. We dive into the details, as the smallest characteristic can really matter to a collector (and sometimes influences value).

With Google, it's too difficult to navigate all the search results to find the precise collectible you need (for example to pinpoint one of our 50,000 Hot Wheels models).

To help with buying and selling collectibles, collectors can use eBay. However, this service only comes in when collectors are at the end of their user journey and is not designed with the collector in mind.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We have a strong core group of folks that believe in us and our mission. So strong that we've already received more than 1 million data donations -- information on different collectibles ranging from CDs of slot car prices to books documenting corkscrews -- that are ready to be added to the database. In order to maintain our accuracy and depth of data, we rely on collectors who have expertise in specific areas. We will continue to build our tools to make it easy for anyone with specific collectible knowledge to add to the database. We need to retain and build out this group of contributors and balance this with getting the data up fast enough to build search-engine presence and retain people's interest/be useful to them.

We also need to ensure that our UX is top flight as we have some advanced functionality that is complex to communicate; our tools also need to be super easy to use to make it fast and simple for people to update our database.

What do you need the most help with?

Data! Join us in our mission to document the collectible universe! Collectors from all around the world share our vision of what hobbyDB can achieve, and are therefore pledging to help ensure the database remains as accurate as possible for everyone that uses it by contributing their time, help, and knowledge.

If you'd like to dedicate a small amount of time to improving a few pages on your favorite collectibles – it would not only enhance the database for everyone else's viewing pleasure, but you'd also be joining a cooperative of collectors who want to give this free tool back to the collecting world.

How else will hobbyDB help collectors?

As well as providing them with fun, practical tools, hobbyDB is building a powerhouse collector army! There's strength in numbers - with so many collectors onsite, we can easily poll them for what products they want to see get made and work with brands to make sure those products get to market (and since they can be sold on hobbyDB, we can also make sure collectors find them and they make mega-sales!) We've already worked with brands like Funko, the Hamilton Collection, Topps and are talking to many others!

We're also providing collectors with their very own space online to display their collections, connect with likeminded people who share their interests and passions and take some time out of a stressful world to enjoy their favorite things! As collectors, we know the importance of having a space to savor the things you love the most and hobbyDB is here for that!

Who has already invested?

Prior to this round hobbyDB raised more than $4 million ($4,286,406) from 41 angel investors including from TV Producer Adam F. Goldberg (Schooled, The Goldbergs).

How are you going to use the investment from this Crowdfunding?

Up to $350,000

94.5% Continue funding our operations
5.5% Wefunder intermediary fee

Over $350,000

47.5% Continue funding our operations
17% Add a developer or have a dev shop helping to build an hobbyDB app
13% Add 2-3 data team members to start adding the more than 1 million collectibles to our database that already have been "donated" to hobbyDB
17% for Add an additional developer to work on more of the features requested by our users. You can find our roadmap here - https://help.hobbydb.com/support/solutions/articles/36000035420-new-features-to-come-).
5.5% Wefunder intermediary fee

Over $520,000

48.5% Continue funding our operations
11.5% for Add a developer or have a dev shop helping to build an hobbyDB app
9% Add 2-3 data team members to start adding the more than 1 million collectibles to our database that already have been "donated" to hobbyDB
11.5% for Add an additional developer to work on more of the features requested by our users.
14% pay off outstanding debt.
5.5% Wefunder intermediary fee

Up to $1,070,000

71.5% Continue funding our operations
5.5% for Add a developer or have a dev shop helping to build an hobbyDB app
4% Add 2-3 data team members to start adding the more than 1 million collectibles to our database that already have been "donated" to hobbyDB
5.5% for Add an additional developer to work on more of the features requested by our users. Y
8% pay off outstanding debt.
5.5% Wefunder intermediary fee

Financials

hobbyDB has financial statements ending September 4 2019. Our cash in hand is $176,100, as of September 2019. Over the three months prior, revenues averaged $30,000/month, cost of goods sold has averaged $2,000/month, and operational expenses have averaged $72,700/month.

At a Glance

January 1 to December 31

$313,961 +94%
Revenue

-$728,861
Net Loss

$35,664 [14%]
Short Term Debt

$260,000
Raised in 2019

$176,100
Cash on Hand
As of 09/ 8/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Built by collectors for collectors, hobbyDB is the ultimate home for collectors and fans worldwide. With a powerful and detailed database of collectibles, you can explore any fandom, track your collection, and use our secure marketplace to safely buy and sell.

Over the next five years, we plan to have more than 100 million items in the database and have price points for at least half of those entries in our price guide.

Milestones

Hobbydb Corp was incorporated in the State of Delaware in September 2013 and since then, we build an accurate, extensive, and free resource for all the collectible community to use:

- 750,000 users

- 4 million price points

- 30 million items in our users' collections worth $610 million

- 8 million items in our users' wishlists worth $518 million

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $313,961 compared to the year ended December 31, 2017, when the Company had revenues of $161,776. Our gross margin was 89.83% in fiscal year 2018, compared to 80.36% in 2017.

- *Assets.* As of December 31, 2018, the Company had total assets of $428,277, including $155,950 in cash. As of December 31, 2017, the Company had $374,767 in total assets, including $110,174 in cash.
- *Net Loss.* The Company has had net losses of $728,861 and net losses of $881,550 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
- *Liabilities.* The Company's liabilities totaled $168,642 for the fiscal year ended December 31, 2018 and $440,718 for the fiscal year ended December 31, 2017.

Liquidity & Capital Resources

To date, the company has been financed with $4,286,406 in equity and $334,709 in loans.

If the company raises the minimum funding target and meets its cost and revenue projections our runway will be 9 months before we might need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 7 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors.

Runway & Short/Mid Term Expenses

Hobbydb Corp cash in hand is $176,100, as of September 2019. Over the last three months, revenues have averaged $30,000/month, cost of goods sold has averaged $2,000/month, and operational expenses have averaged $72,700/month, for an average burn rate of $44,700 per month. Our intent is to be profitable in 9 months.

We added service income where we sell data to collectible brands and that is now making up 32% of our 2019 revenues (from 0% in 2018).

We expect (a) service income to continue to increase, (b) our advertising and affiliate income to grow as we in the past did not place slots on a lot of our pages and recently signed up the Click Performance Group to improve monetization and (c) fee income to increase as we are finishing a Shopify integration and have more than 20 larger sellers ready to more than double our current SKU levels for sale. There are no changes planned to our cost base (we will save some hosting and dev costs by consolidating our stack but assume to spend that on more bandwidth as traffic grows).

Our existing investors have invested in 5 rounds so far and we expect them to continue to do so if necessary.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -232%

Gross Margin: 90%

Return on Assets: -170%

Earnings per Share: -$0.05

Revenue per Employee: $26,163

Cash to Assets: 36%

Revenue to Receivables: 903%

Debt Ratio: 39%

hobbyDB Reviewed Financial Statements 2017 and 2018.pdf

Risks

1. The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

2. Risks Relating to the Company and Its Business

   We have a limited operating history.

   We have only been in business since 2014. While in that time we have gone from concept to over 590,000 users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

3. We depend on the efforts of our small management team.

   Our future success depends on the efforts of a small management team. The loss of services of any member of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Christian Braun	CEO @ hobbyDB	2013

Officers

OFFICER	TITLE	JOINED
Christian Braun	CEO	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Christian Braun	4,159.597 Common Stock, 690,112 Preferred Stock	30.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$96,416	Priced Round
03/2020	$209,709	Loan
12/2017	$125,000	Loan
10/2017	$325,000	Priced Round
09/2015	$18,000	Priced Round
09/2019	$260,000	Priced Round
12/2018	$240,000	Priced Round
04/2018	$500,000	Priced Round
05/2017	$2,868,406	Priced Round
09/2013	$75,000	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Heinz Reschke	12/01/2017	$125,000	$83,881	6.0%	12/31/2021	Yes
PayPal	03/20/2020	$209,709	$151,412	%		Yes

Related Party Transactions

Name	Heinz Reschke
Amount Invested	$125,000
Transaction type	Loan
Issued	12/01/2017
Outstanding principal plus interest	$83,881 as of 09/2019
Interest	6.0 per annum
Maturity	12/31/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder

hobbyDB used this loan to buy the assets of thetoypeddler.com. The company pays interest and an agreed amount of principal each month. The interest rate will drop to 6% on 10/01/2019.

Use of Funds

$80,000	94.5% Continue funding our operations 5.5% Wefunder intermediary fee
$350,000	47.5% Continue funding our operations 17% Add a developer or have a dev shop helping to build an hobbyDB app 13% Add 2-3 data team members to start adding the more than 1 million collectibles to our database that already have been "donated" to hobbyDB 17% for Add an additional developer to work on more of the features requested by our users. You can find our roadmap here - https://help.hobbydb.com/support/solutions/articles/36000035420-new-features-to-come-). 5.5% Wefunder intermediary fee
$520,000	48.5% Continue funding our operations 11.5% for Add a developer or have a dev shop helping to build an hobbyDB app 9% Add 2-3 data team members to start adding the more than 1 million collectibles to our database that already have been "donated" to hobbyDB 11.5% for Add an additional developer to work on more of the features requested by our users. You can find our roadmap here - https://help.hobbydb.com/support/solutions/articles/36000035420-new-features-to-come-). 14% pay off outstanding debt. 5.5% Wefunder intermediary fee
$1,070,000	71.5% Continue funding our operations 5.5% for Add a developer or have a dev shop helping to build an hobbyDB app 4% Add 2-3 data team members to start adding the more than 1 million collectibles to our database that already have been "donated" to hobbyDB 5.5% for Add an additional developer to work on more of the features requested by our users. You can find our roadmap here - https://help.hobbydb.com/support/solutions/articles/36000035420-new-features-to-come-). 8% pay off outstanding debt. 5.5% Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	18,000,000	9,669,960	Yes
Common Stock	23,000,000	5,681,289	Yes

The Funding Portal

hobbyDB is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

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